UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-           .1

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW 2113

Telephone: 02 9878 0088

APPENDIX 4D

incorporating

INTERIM FINANCIAL REPORT

FOR THE HALF-YEAR

31 DECEMBER 2004

Lodged with the ASX under Listing Rule 4.2A
This is a half yearly report. It is to be read in conjunction with the most recent annual financial report.

Novogen Limited Appendix 4D Specific Requirements 31 December 2004

RESULTS FOR ANNOUNCEMENT TO THE MARKET

				$‘000
Revenues from ordinary activities	up	4.4%	to	9,592
Profit (loss) from ordinary activities after tax attributable to members	up	12.7%	to	(4,690)
Profit (loss) from extraordinary items after tax attributable to members	N/A	—	to	—
Net profit (loss) for the period attributable to members	up	12.7%	to	(4,690)

The Directors do not propose to pay a dividend.

Refer to Review of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

Novogen Limited Directors’ Report 31 December 2004

Directors’ report for the half-year 31 December 2004

Your directors submit their report for the half-year ended 31 December 2004.

Directors

The names and qualifications of the directors that held office during the half year and up to the date of this report, unless otherwise indicated, are as follows:-

Mr P A Johnston, Chairman and Non-Executive Director – Dip Eng (Production)
Mr C Naughton, Managing Director – BEc, LLB
Professor G E Kelly Executive Director – BSc (Vet), BVSc, PhD
Professor P.J. Nestel AO Non-Executive Director – MD, FTSE, FRACP, FAHA
Mr P B Simpson Non-Executive Director – Mpharm, PhC
Professor L C Read Non-Executive Director – BAgSc (Hons), PhD, FTSE

Review of operations

Cash Resources

At the end of December 2004, the Company had $48.0 million in cash resources available to fund the drug development program and for ongoing business requirements.

During November 2004, Glycotex Inc, the Company’s US subsidiary received a total of $0.9 million following the exercise of 90,000 warrants at an exercise price of $10.00 per share. The warrants were issued as part of the initial private placement made by Glycotex to fund a clinical trial of its experimental wound healing compound glucoprime. Also, Novogen issued 10,000 of its shares following the conversion of 5,000 Glycotex shares under the terms of the Novogen convertible security. Glycotex Inc holds a licence from Novogen Limited for the development of its Glucan technology.

Net Loss

The net loss attributable to members, after allocating outside equity interests, increased by $0.5 million or 12.7% to $4.69 million in the six months ended December 31, 2004 from a loss of $4.16 million in the previous corresponding period.

The net loss from ordinary activities after income tax for the consolidated group for the six months to December 31, 2004 decreased by $0.2 million to $5.1 million from $5.3 million for the same period last year. The reduction in our net loss for the six months ended December 31, 2004 was due to a reduction in selling and promotion expenses which were $1.9 million below the level of the previous year. These savings in expenses were partially off-set by increased research and development expenditure and increased administrative costs.

Revenue

The Company earned gross revenues for the six months ended December 2004 of $9.6 million an increase of $0.4 million from $9.2 million for the same period last year. The increase in revenue was due to an increase in sales of our consumer products which were $7.3 million for the six months to December 31, 2004 up from $6.9 million for the same period last year an increase of 6%. Revenues from non operating activities were $2.3 million for the six months ended December 31, 2004, the same level as in the previous corresponding period. Included in revenues from non operating activities was milestone royalty payments of approximately $1.1 million, due under a license agreement with Solae LLC. Solae is a joint venture of the DuPont Company and Bunge.

Sales in Australasia for the six months ended December 31, 2004 were up $0.2 million to $2.5 million from $2.3 million for the same period last year. Sales in North America reduced by $0.1 million to $3.3

Novogen Limited Directors’ Report 31 December 2004

million for the six months down from $3.4 million for the same period last year. Sales in Europe of $1.4 million for the six months were up slightly by $0.2 million from $1.2 million for the same period last year. Sales revenues were not significantly affected by adverse currency movements for the six months ended December 31, 2004 versus the six months ended December 31, 2003. The sales increase in the Australasian and European markets reflects the success of our targeted promotional efforts. Sales in the U.S. market were slightly down by $0.2 million to $2.2 million in the six months ended December 31, 2004 from $2.4 million for the previous corresponding period. The US market is continuing to experience confusion due to the continuing conflicting publicity regarding the safety and efficacy of HRT and natural menopause products. Sales in Canada increased by $0.1 million or 11% in the six months to December 31, 2004 versus the previous corresponding period.

Expenses

Total expenses increased by $0.3 million to $14.7 million for the six months ended December 31, 2004 from $14.4 million for the previous corresponding period. Cost of Goods Sold increased by $0.5 million due to higher sales and higher production costs caused by increased factory overheads. Savings were achieved in selling and promotion expenses which were $1.9 million lower than for the same period last year. These savings are in line with our strategy of being more targeted in our promotional efforts and to conserve cash. These savings were off-set by increased Administrative and Other Expenses of $0.8 million (excluding net currency gains/losses) and increased Research and Development expenses which were $0.7 million above the same period last year. Administrative and Other expenses increased due to additional costs associated with compliance and U.S. reporting and regulatory requirements and an increase in stock losses of $0.2 million. Research and development expenses increased in line with the expanded clinical development program. Net losses due to currency movements increased by $0.1 million in the six months ended December 31, 2004 versus the previous corresponding period.

Corporate Developments

The company has been notified by the Therapeutic Goods Administration (TGA) that it is reviewing the current listing status of its dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicines and the company has submitted supporting data to the TGA. In the event of a determination by the TGA that the products are not correctly listed the Company will consider what further appropriate actions are available.

Clinical Trial Developments

Major advances were made during the six months ended December 31, 2004 and up to the date of this report.

The Company’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through its 86.9% owned subsidiary company Marshall Edwards, Inc. Phenoxodiol is currently being evaluated in phase II clinical trials for the treatment of prostate cancer and ovarian cancer. Phenoxodiol is also under trial for squamous cell carcinomas (SCC) of the cervix, vagina and vulva and renal cancer.

In November 2004, Marshall Edwards, Inc. announced that the Food and Drug Administration (FDA) had granted intravenous phenoxodiol “fast track” status for its intended use as a chemo-sensitising agent in combination with pacitaxil or cisplatin in patients with recurrent late stage ovarian cancer that is resistant or refractory to platins and taxanes.

In January 2005, Marshall Edwards, Inc. announced that researchers from Yale University School of Medicine found that phenoxodiol considerably enhances the ability of the drug docetaxel to kill human ovarian cancer cells in the laboratory. The researchers also found that the synergistic effect of phenoxodiol allowed 1/100th of the amount of docetaxel to be used as docetaxel alone on cells previously found to be resistant to docetaxel.

Novogen Limited Directors’ Report 31 December 2004

In January 2005, Marshall Edwards, Inc. announced that the Company had received “fast track” designation from the FDA for oral phenoxodiol for prostatic adenocarcinoma that is refractory to both hormonal and cytotoxic chemotherapy. Under the FDA Modernization Act of 1997, designation as a “fast track” product means that phenoxodiol is eligible for certain accelerated marketing approval programs. We cannot be sure however that phenoxodiol will receive any future regulatory approval.

Intellectual Property Development

The Company reached a settlement for an undisclosed amount and term in response to the legal action it had taken against the General Nutrition Corporation (“GNC”). The lawsuit alleged that certain menopause products sold under the GNC brand infringed one of Novogen’s U.S. patents (U.S. Patent No. 6,562,380). GNC acknowledged that the patent was valid and enforceable and that they had infringed the patent.

Dividends Paid or Recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the six months ended December 31, 2004.

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is included following the directors’ report.

Rounding

The amounts and figures shown in this report have been rounded to the nearest thousand dollars under the option available to the company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors on behalf of the board.

/s/ C Naughton
C Naughton
Managing Director
Sydney, 24 February 2005

Novogen Limited Auditor’s Independence Declaration 31 December 2004

Chartered Accountants & Advisers	Level 19, 2 Market Street Sydney NSW 2000 GPO Box 2551 Sydney NSW 2001 Tel. +61 2 9286 5555 Fax +61 2 9286 5599 Email: bdosyd@bdosyd.com.au www.bdo.com.au

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the review of Novogen Limited for the half year ended 31 December 2004, I declare that, to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

BDO

BDO
Chartered Accountants

/s/ K R REID

K R REID
Partner

Dated Sydney, this 24th day of February 2005

Liability limited by the Accountants
Scheme, approved under the
Professional Standards Acts 1994 (NSW)
BDO is a national association of separate
partnership and entities

Novogen Limited Condensed Statement of Financial Performance 31 December 2004

	Notes	Consolidated
		2004	2003
		$‘000	$‘000
Revenue from ordinary activities	2	9,592	9,186

Expenses from ordinary activities excluding borrowing costs	2	(14,688)	(14,439)
Borrowing costs		(35)	(53)

LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(5,131)	(5,306)

INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		(2)	—

LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(5,133)	(5,306)

NET LOSS		(5,133)	(5,306)

NET LOSS ATTRIBUTABLE TO OUTSIDE EQUITY INTERESTS		(443)	(1,143)

NET LOSS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED		(4,690)	(4,163)

Net exchange difference on translation of financial statements of foreign controlled entities		(3,931)	(1,126)

TOTAL REVENUES, EXPENSES AND VALUATION ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED AND RECOGNISED DIRECTLY IN EQUITY		(3,418)	(723)

TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED		(8,108)	(4,886)

Basic and Diluted Earnings per share (cents)		(4.8)	(4.3)

Novogen Limited Condensed Statement of Financial Position 31 December 2004

	Consolidated
	December	June
	2004	2004
	$‘000	$‘000
CURRENT ASSETS
Cash	48,028	58,431
Receivables	4,263	2,936
Inventories	5,975	5,589
Other	468	865

Total Current Assets	58,734	67,821

NON-CURRENT ASSETS
Inventories	2,925	2,864
Property, plant and equipment	6,079	6,728

Total Non-Current Assets	9,004	9,592

TOTAL ASSETS	67,738	77,413

CURRENT LIABILITIES
Payables	4,569	5,963
Interest bearing liabilities	794	843
Provisions	489	361

Total Current Liabilities	5,852	7,167

NON-CURRENT LIABILITIES
Interest bearing liabilities	462	765
Provisions	282	270

Total Non-Current Liabilities	744	1,035

TOTAL LIABILITIES	6,596	8,202

NET ASSETS	61,142	69,211

EQUITY
Parent Entity Interest
Contributed equity	171,194	170,276
Reserves	(3,867)	(449)
Accumulated losses	(109,652)	(104,972)

Total parent entity interest in equity	57,675	64,855

Total outside equity interest	3,467	4,356

TOTAL EQUITY	61,142	69,211

Novogen Limited Condensed Statement of Cash Flows 31 December 2004

	Notes	Consolidated
		2004	2003
		$‘000	$‘000
Cash flows from operating activities
Receipts from customers		7,035	7,020
Payments to suppliers and employees		(14,290)	(12,389)
Interest received		552	429
Interest paid		(35)	(53)
Grants received		152	482
Income tax paid		(2)	—
Royalty Received		32	952
Goods and services tax refunded		49	46

Net cash flows used in operating activities		(6,507)	(3,513)

Cash flows from investing activities
Acquisition of property, plant and equipment		(235)	(186)
Proceeds from sale of plant and equipment		—	45

Net cash flows used in investing activities		(235)	(141)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		994	40,496
Payment of share issue costs		—	(3,274)
Repayment of borrowings		(352)	(335)

Net cash flows from financing activities		642	36,887

Net (decrease)/increase in cash held		(6,100)	33,233
Add opening cash brought forward		58,431	31,026
Effect of exchange rate changes on opening cash		(4,303)	(1,390)

Closing cash carried forward		48,028	62,869

Novogen Limited Notes to the Half-Year Financial Statements 31 December 2004

Note 1. Basis of preparation of the half-year financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Novogen Limited as at 30 June 2004. It is also recommended that the half-year financial report be considered together with any public pronouncements made by Novogen Limited and its controlled entities during the half-year ended 31 December 2004 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Basis of accounting

This half-year financial report is a general purpose financial report, which has been prepared in accordance with applicable Accounting Standards including AASB 1029 “Interim Financial Reporting,” other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views, the Corporations Act 2001 and Chapter 4 ASX Listing Rules.

The half year report has been prepared in accordance with the historical cost convention.

The accounting policies adopted are consistent with those of the previous annual financial reporting period.

For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

Tax Consolidation

Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July 2003. The Australian Tax Office has not at this time been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets and liabilities of the tax consolidated group (after elimination of inter-group transactions).

As the tax consolidation group continues to generate tax losses there has been no reason for the company to enter a tax funding agreement with members of the tax consolidation group.

There has been no material effect on the deferred tax balances as a result of the revised tax legislation.

Novogen Limited Notes to the Half-Year Financial Statements 31 December 2004

Note 2. Revenues and expenses from ordinary activities

	Consolidated
	2004	2003
	$‘000	$‘000
(a) Revenues from operating activities
Revenue from the sale of goods	7,277	6,887

	7,277	6,887

(b) Revenues from non-operating activities
Interest — other persons/corporations	652	529
Grants received	152	482
Royalties received	1,140	952
Revenue from the sale of assets	—	45
Other revenue	371	291

	2,315	2,299

Total revenues from ordinary activities	9,592	9,186

	Consolidated
	2004	2003
	$‘000	$‘000
Expenses
Cost of goods sold	(2,397)	(1,918)
Shipping and handling expenses	(224)	(203)
Selling and promotion expenses	(3,858)	(5,738)
Research & development expenses	(4,617)	(3,879)
Administration expenses Administration — Net currency gains/(losses)	(371)	(263)
Administration — other expenses	(2,988)	(2,355)
Other expenses	(233)	(83)

	(14,688)	(14,439)

Borrowing costs	(35)	(53)

Expenses included in the above
Depreciation of non-current assets
Plant and equipment	(514)	(475)
Buildings	(145)	(145)
Leasehold improvements	(33)	(22)

Amortisation of non-current assets
Plant and equipment under lease	(190)	(211)

Total depreciation and amortisation expenses	(882)	(853)

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2004

Note 3. Contingent assets and liabilities

Since the last annual reporting date, there has been no material change in any contingent liabilities or contingent assets.

Note 4. Segment information

Segment Accounting Policies The Group generally accounts for inter-company sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Primary Segment

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Geographical Segments

Revenue

Sales to customers outside the consolidated entity	2,549	2,311	3,332	3,392	1,396	1,184	—	—	7,277	6,887
Other revenues from customers outside the consolidated entity	1,663	1,603	—	166	—	1	—	—	1,663	1,770
Intersegment Revenues	1,577	2,034	29	28	—	—	(1,606)	(2,062)	—	—

Total segment revenue	5,789	5,948	3,361	3,586	1,396	1,185	(1,606)	(2,062)	8,940	8,657

Unallocated revenue									652	529

Total Consolidated Revenue									9,592	9,186

Results

Segment result	(11,906)	(6,402)	3,349	2,935	374	(264)	3,087	(1,522)	(5,096)	(5,253)

Unallocated expenses									(35)	(53)

Consolidated entity loss from ordinary activities before income tax									(5,131)	(5,306)

Income tax expense									(2)	—

Net loss									(5,133)	(5,306)

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2004

Note 5. Reconciliation of Accumulated Losses

	Consolidated
	Dec	Jun
	2004	2004
	$’000	$’000
Balance at the beginning of the period	(104,972)	(94,424)

Accumulated losses for the period	(4,690)	(10,935)

Share of opening accumulated losses transferred to OEI due to issuance of further shares by subsidiary	10	387

Balance at the end of the period	(109,652)	(104,972)

Note 6. Outside Equity Interest

	Consolidated
	Dec	Jun
	2004	2004
	$’000	$’000
Balance at the beginning of the period	4,356	571

Additions to outside equity interest by way of share issue	77	5,884

Share of operating losses of controlled entities	(443)	(1,644)

Share of opening accumulated losses transferred to OEI due to issuance of further shares by subsidiary	(10)	(387)

Movement in reserves	(513)	(68)

Balance at the end of the period	3,467	4,356

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2004

Note 7. Net tangible assets per share

	Consolidated
	2004	2003
Net tangible asset backing per share	$0.63	$0.76

Note 8. Adoption of Australian equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for the Company’s financial year commencing 1 July, 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The consolidated entity’s management are assessing the significance of these changes and preparing for their implementation.

The Directors are of the opinion that the key differences in the consolidated entity’s accounting policies which will arise from the adoption of IFRS are:

Research and development expenditure

AASB 138: Intangible Assets further requires that costs associated with research be expensed in the period in which they are incurred. In terms of current policy, research costs (which include patent costs) are expensed as incurred, unless future recoverability is assured beyond reasonable doubt to exceed those costs. The international standard will not allow any research costs to be capitalised. This is unlikely to have a profit impact as all research costs have been expensed to date.

Impairment of assets

The consolidated entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of AASB 136: Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy, which will require net cash flows to be discounted, will lead to impairments being recognised more often than under the existing policy.

Income tax

Currently, the consolidated entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to lAS 12 the consolidated entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit. This is unlikely to have a significant profit impact.

Share based payments

Under AASB 2: Share based Payments, the Company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance, over the vesting period. It applies to all share-based payments issued after 7 November,2002 which have not vested as at 1 January, 2005. The recognition of the expense will decrease the

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2004

opening retained earnings on initial adoption of AASB 2 and increase share capital by the same amount. Reliable estimation of the future financial effects of this change in accounting policy is impractical as the details of the future equity based remuneration plans are not known. This will result in reduced profits/(increased losses) going forward.

Government grants

AASB 120: Accounting for Government Grants and Disclosure of Government Assistance requires grants received to be recognised as income on a systematic basis over the periods necessary to match them with the related costs which they are intended to compensate, but only where there is reasonable assurance that the consolidated entity will comply with the conditions attaching to them and the grants will be received. This may result in the later recognition of the grants as revenue.

The Effects of Changes in Foreign Exchange Rates

AASB 121: The Effect of Changes in Foreign Exchange Rates requires that translation differences on integrated foreign operations will go to equity (foreign currency translation reserve) rather than to be reflected in the Statement of Financial Performance. This change to the accounting standard could have a positive or negative impact on earnings depending on exchange rate movements.

Novogen Limited
Directors’ Declaration
31 December 2004

Financial report for the half-year ended 31 December 2004

The Directors declare that the financial statements and notes as set out on pages 6 to 14:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the consolidated entity’s financial position as at 31 December 2004 and of its performance, as represented by the results of its operations and cash flows, for the half year ended on that date.

In the Directors’ opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that Company Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

On behalf of the board

/s/ C Naughton
C Naughton
Managing Director
Sydney, 24 February 2005

Novogen Limited
Independent Review Report
31 December 2004

Chartered Accountants & Advisers	Level 19, 2 Market Street Sydney NSW 2000 GPO Box 2551 Sydney NSW 2001
Tel. +61 2 9286 5555 Fax +61 2 9286 5599
Email: bdosyd@bdosyd.com.au
www.bdo.com.au

INDEPENDENT REVIEW REPORT

TO THE MEMBERS OF NOVOGEN LIMITED

Scope

We have reviewed the financial report comprising the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, accompanying notes and Directors’ Declaration of Novogen Limited for the half-year ended 31 December 2004. The disclosing entity’s directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the disclosing entity’s financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity’s personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Novogen Limited is not in accordance with:

(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the disclosing entity’s financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

(ii)	complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

Liability limited by the Accountants
Scheme, approved under the
Professional Standards Act 1994 (NSW)
BDO is a national association of separate
partnership and entities

Novogen Limited
Independent Review Report
31 December 2004

Chartered Accountants & Advisers	Level 19, 2 Market Street Sydney NSW 2000 GPO Box 2551 Sydney NSW 2001
Tel. +61 2 9286 5555 Fax +61 2 9286 5599
Email: bdosyd@bdosyd.com.au
www.bdo.com.au

(b) other mandatory professional reporting requirements in Australia.

BDO
Chartered Accountants

/s/ K R REID

K R REID
Partner
Dated Sydney, this 24th day of February 2005

Liability limited by the Accountants
Scheme, approved under the
Professional Standards Act 1994 (NSW)
BDO is a national association of separate
partnership and entities

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

February 25, 2005	By

Ronald Lea Erratt Company Secretary